OFFICER'S FINANCIAL CERTIFICATION

I, Jason Johnson, certify that:

(1) the financial statements of J. Johnson & Company L.L.C. included in this Form are true and complete in all material respects;

(2) reviewed financial statements by a public accountant for the fiscal years ended December 31, 2019 and December 31, 2020 are not readily available, but will be provided to investors should they become available during the Offering period.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company: J. Johnson & Company L.L.C.

By: *Jason Johnson (May 28, 2021 12:39 EDT)*

Printed: Jason Johnson

Title: Manager and President/CEO

Date: May 28, 2021

J. JOHNSON & COMPANY L.L.C.

Unaudited Financial Statements

December 31, 2020

J. JOHNSON & COMPANY L.L.C.
BALANCE SHEET
As of December 31, 2020
(Unaudited, Cash Basis)

	TOTAL
ASSETS	
▸ Current Assets	**$4,488.13**
TOTAL ASSETS	**$4,488.13**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	-7,551.00
Owner's Investment	86,979.00
Owner's Pay & Personal Expenses	-3,615.98
Retained Earnings	-31,931.05
Net Income	-39,392.84
Total Equity	**$4,488.13**
TOTAL LIABILITIES AND EQUITY	**$4,488.13**

Common Units (34,000 units authorized, approximately 7,050 issued & outstanding including Profits Interest Unit Name as of December 31, 2020); Class A Units (10,000 units authorized, 5,507 outstanding as of December 31, 2020); Class B Units (4,000 authorized, 550 outstanding as of December 31, 2020); Class C Units (20,000 authorized, 1,543 outstanding as of December 31, 2020)

J. JOHNSON & COMPANY L.L.C.
BALANCE SHEET
As of December 31, 2019
(Unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	-128.70
Total Bank Accounts	**$ -128.70**
Total Current Assets	**$ -128.70**
TOTAL ASSETS	**$ -128.70**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	-51.00
Owner's Investment	32,389.33
Owner's Pay & Personal Expenses	-535.98
Retained Earnings	
Net Income	-31,931.05
Total Equity	**$ -128.70**
TOTAL LIABILITIES AND EQUITY	**$ -128.70**

J. JOHNSON & COMPANY L.L.C.
STATEMENT OF OPERATIONS
January 1, 2020 through December 31, 2020
(Unaudited, Cash Basis)

	TOTAL
Income	
Sales	2,711.99
Uncategorized Income	140.61
Total Income	**$2,852.60**
GROSS PROFIT	**$2,852.60**
Expenses	**$42,245.44**
NET OPERATING INCOME	**$ -39,392.84**
NET INCOME	**$ -39,392.84**

J. JOHNSON & COMPANY L.L.C.
STATEMENT OF OPERATIONS
March 12, 2019 through December 31, 2019
(Unaudited, Cash Basis)

	TOTAL
▼ Income	
Sales of Product Income	300.38
Uncategorized Income	300.00
Total Income	**$600.38**
GROSS PROFIT	$600.38
▸ Expenses	$32,531.43
NET OPERATING INCOME	$ -31,931.05
NET INCOME	$ -31,931.05

J. JOHNSON & COMPANY L.L.C.
STATEMENT OF UNITHOLDERS' EQUITY
From March 12, 2019 (Inception) through December 31, 2020 (Unaudited)

	Class A Issued &		Class B Issued &		Class C Issued &				Member's Surplus /	
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	(Deficit)	Total
Balance as of										
March 12, 2019 (unaudited)	5,507	$ 65,431	-	$ -	-	$ -	-	$ -	$ (65,431)	$ (65,431)
Issuance of Class A Units		0			-					$ -
Issuance of Class B Units							-	$ -		
Issuance of Class C Units		$ -	-	$ -	1,400	$ 40,500				$ 40,500
Surrender/Cancellation of Common Units					-					
Net Income / (Loss)									$ (31,931)	$ (31,931)
Balance as of										
December 31, 2019 (unaudited)	5,507	$ 65,431	-	$ -	1,400	$ 40,500	-	$ -	$ (97,362)	$ (56,862)
Issuance of Class A Units					-	$ -				
Issuance of Class B Units			550	$ -			-	$ -		
Issuance of Class C Units	-	$ -	-	$ -	143	$ 5,000				$ 5,000
Surrender/Cancellation of Common Units					-	$ -				
Net Income / (Loss)									$ (35,308)	$ (35,308)
Balance as of										
December 31, 2020 (unaudited)	5,507	$ 65,431	550	$ -	1,543	$ 45,500	-	$ -	$ (132,670)	$ (87,170)

J. JOHNSON & COMPANY L.L.C.
STATEMENT OF CASH FLOWS
From January 1, 2020 through December 31, 2020 (Unaudited)

	TOTAL
▼ OPERATING ACTIVITIES	
Net Income	-39,392.84
▸ Adjustments to reconcile Net Income to Net Cash provide…	-5,449.55
Net cash provided by operating activities	**$ -44,842.39**
▸ FINANCING ACTIVITIES	**$44,009.67**
NET CASH INCREASE FOR PERIOD	$ -832.72
Cash at beginning of period	-128.70
CASH AT END OF PERIOD	$ -961.42

From March 12, 2019 (inception) through December 31, 2019 (Unaudited)

	TOTAL
▼ OPERATING ACTIVITIES	
Net Income	-31,931.05
Adjustments to reconcile Net Income to Net Cash provid…	
Net cash provided by operating activities	**$ -31,931.05**
▸ FINANCING ACTIVITIES	**$31,802.35**
NET CASH INCREASE FOR PERIOD	$ -128.70
CASH AT END OF PERIOD	$ -128.70

J. JOHNSON & COMPANY L.L.C.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020
(unaudited)

NOTE 1 - NATURE OF OPERATIONS
J. Johnson & Company L.L.C. (which may be referred to as the "Company," "we," "us," or "our"). The Company provides an affordable solution to the space, time, and expense of owning or leasing a kitchen of their own full time; moreover, it foments an environment conducive to like-minded small business owners who are networking and collaborating to pool their individual resources to increase profits of the collective group. The Company incorporated on March 12, 2019 in the State of North Carolina. The Company did not begin operations until December 2020.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of December 31, 2020, the Company has $3,000 working capital. We are in progress of opening a second location. Based on projections and current performance of first location we project positive working capital starting August 2021, but not guaranteed and while the company believes a conservative viewpoint would assume a loss in 2021. Our first revenue generating location opened December 2020 generated $3,633.95 that month. During 2021, the Company intends to fund its operations with funding from a crowdfunding campaign, and funds from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers equity, highly liquid investment within three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company has $3,000 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer.

Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for February 27, 2019. The Company is taxed as a "P" Partnership.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of February 27, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2021, the Company had recognized $3,633.95 in sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Common Stock

There has been a total of 7,886 issued shares of common stock as of December 31, 2020.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on March 12, 2019 and is in the process of beginning operations in Raleigh, NC. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1) and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.